For immediate Release April 20, 2011

ITOCHU and Pure Nickel Confirm Funding for the 2011 Exploration Season

TORONTO, – Pure Nickel Inc. (TSX:NIC) (OTCBB:PNCKF) is extremely pleased to report that its partner ITOCHU Corporation has confirmed its continued participation in the MAN program for 2011. Accordingly, ITOCHU will continue to fund exploration this season at the MAN Alaska property. It is anticipated that the program will initially focus on the discrete Platinum Group Element horizons discovered during the 2010 exploration season.

Mr. David McPherson, President and CEO of Pure Nickel stated, “We are honored that ITOCHU continues to demonstrate confidence in the property and our management and exploration teams. We are looking forward, with great anticipation, to the coming exploration season.”

Exploration for the coming season will utilize one drill and be mainly focused on the Alpha Complex where extensive platinum and palladium cyclicity patterns have been recognized. Drill holes are anticipated to be much shallower this season. Other potential targets are currently under discussion. More detailed information on the exploration program will be provided in the next several weeks.

About the MAN Property
The MAN property is currently under a joint venture agreement with a fully controlled subsidiary of ITOCHU Corporation of Tokyo. ITOCHU could earn up to 75% by incurring $40 million of exploration expenditures on the Man property by 2012. To date ITOCHU has earned a 30% interest in the property by funding US $14 million on exploration since 2008. Pure Nickel will continue to earn a 10% management fee and remain as operator. Larry Hulbert, D.Sc., P.Geo is the designated Qualified Person for this project.

About ITOCHU Corporation
Headquartered in Tokyo, Japan, ITOCHU is a publicly listed multi–billion dollar over 150 year–old conglomerate, with multiple divisions operated through 9 offices in Japan and 117 overseas. ITOCHU is engaged in domestic trading, import/export, and overseas trading of various products such as textiles, machinery, information and communications–related products, metals and mineral resources, products related to coal, oil and other energy sources, general merchandise, chemicals, and provisions and food. In addition, ITOCHU has made multifaceted investments in insurance agencies, finance, construction, real estate trading, and warehousing as well as operations and businesses incidental or related to those fields. The joint venture with Pure Nickel is through ITOCHU's 100% subsidiary held by Metals & Minerals Division, Energy, Metals & Minerals Company

About Pure Nickel Inc.
Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward–looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward–looking statements that involve various risks. The following are important factors that could cause Pure Nickel's actual results to differ materially from those expressed or implied by such forward–looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward–looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward–looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward–looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group Investor Relations
Jeff Walker
T. (888) 221–0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
T. (416) 868–1079
Email: cathy@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644–0066
Email: info@purenickel.com
Website: www.purenickel.com